UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                                (Amendment No. 1)

                           PHP HEALTHCARE CORPORATION
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    693344103
                                 (CUSIP Number)

                                  April 2, 1998
             (Date of Event Which Requires Filing of this Statement)

             Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

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CUSIP No.  693344103                   13G                           Page 2 of 5

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Charles H. Robbins

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                              (b) [x]

3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

                        5.    SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY                        1,018,458 shares (see Item 4)
OWNED BY
EACH                    6.    SHARED VOTING POWER
REPORTING
PERSON                              0 shares
WITH
                        7.    SOLE DISPOSITIVE POWER

                                    1,018,458 shares (see Item 4)

                        8.   SHARED DISPOSITIVE POWER

                                    0 shares

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         1,018,458 shares (see Item 4)

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                            [x]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         8.9%

12.      TYPE OF REPORTING PERSON*

         IN

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CUSIP No.  693344103                    13G                          Page 3 of 5

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Ellen E. Robbins

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                              (b) [x]

3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

NUMBER OF SHARES        5.    SOLE VOTING POWER
BENEFICIALLY
OWNED BY                            100,000 shares (see Item 4)
EACH
REPORTING               6.    SHARED VOTING POWER
PERSON
WITH                                0 shares

                        7.    SOLE DISPOSITIVE POWER

                                    100,000 shares (see Item 4)

                        8.   SHARED DISPOSITIVE POWER

                                    0 shares

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         100,000 shares (see Item 4)

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                                [x]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0.9%

12.      TYPE OF REPORTING PERSON*

         IN

         This Amendment No. 1, filed by Charles H. Robbins and Ellen E. Robbins (together, the "Reporting Persons"), amends and supplements the statement of the Reporting Persons on Schedule 13G (the "Schedule 13G") filed by the Reporting Persons, relating to Common Stock, par value $0.01 per share (the "Common Stock") of PHP Healthcare Corporation, a Delaware corporation (the "Issuer").

Item 4.  Ownership.

         Item 4 is hereby amended and supplemented by deleting the information set forth therein in its entirety and substituting in lieu thereof the following:

         (a), (b), (c) Charles H. Robbins beneficially owns 1,018,458 shares of Common Stock of the Issuer. The 1,018,458 shares do not include 100,000 shares beneficially owned by Ellen E. Robbins, 30,000 shares beneficially owned by the Reporting Persons' son, Charles B. Robbins, 70,000 shares beneficially owned by Caroline H. Robbins, the Reporting Persons' daughter, or 80,000 shares beneficially owned by Lee S. Robbins, the Reporting Persons' daughter. The 1,018,458 shares beneficially owned by Charles H. Robbins represent approximately 8.9% of the outstanding shares of the Issuer. Charles H. Robbins has sole voting and dispositive power with respect to such shares. The filing of this statement by Charles H. Robbins shall not be construed as an admission that he is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the securities owned by Ellen E. Robbins, Charles B. Robbins, Caroline H. Robbins or Lee S. Robbins.

         Ellen E. Robbins beneficially owns 100,000 shares of Common Stock of the Issuer, which represents approximately 0.9% of the outstanding shares of the Issuer. Ellen E. Robbins has sole voting and dispositive power with respect to such shares. The filing of this statement by Ellen E. Robbins shall not be construed as an admission that she is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the securities owned by Charles H. Robbins, Charles B. Robbins, Caroline H. Robbins or Lee S. Robbins.

         In the aggregate, Charles H. Robbins and Ellen E. Robbins beneficially own 1,118,458 shares of Common Stock, which represent approximately 9.7% of the outstanding shares of Common Stock of the Issuer.

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                                                                               5

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                                                   April 7, 1998
                                                                          (Date)

                                                          /s/ Charles H. Robbins
                                                                     (Signature)

                                                              Charles H. Robbins
                                                                          (Name)

                                                            /s/ Ellen E. Robbins
                                                                     (Signature)

                                                                Ellen E. Robbins
                                                                          (Name)